Exhibit 99.1

Yandex to Acquire a Property Site for its New Moscow Headquarters

MOSCOW and AMSTERDAM, the Netherlands, Dec 18, 2018 -- Yandex (NASDAQ:YNDX), a technology company that builds intelligent products and services powered by machine learning, today announced that it has entered into binding agreements for the purchase of rights to a land plot of approximately 4 hectares situated at 15 Kosygina Street, Moscow, Russia (the “Kosygina Site”), subject to further approvals by the Moscow City Government. Currently, the Kosygina Site is principally occupied by the Korston Hotel. The total acquisition cost of the Kosygina Site will be approximately US$145 million (exclusive of 18% VAT).

"We are very excited with the opportunity to create our own campus in the heart of Moscow, in close proximity to the science and educational cluster of Russia. We believe it will allow us to continue attracting new talent, help us grow, scale and invent new products and services for our users," says Arkady Volozh, Chief Executive Officer of Yandex.  "From a financial perspective, we think that the transaction is an effective use of capital and a prudent approach to managing our operating expenses in the longer term."

In connection with the planned acquisition of the Kosygina Site, Yandex has entered into a series of agreements with Orlenok Hotel Complex OJSC, the owner of the principal facility on the Kosygina Site, as well as a number of additional owners of smaller adjacent facilities. The closing of the site acquisition remains subject to certain conditions, including required regulatory approvals and actions, and is anticipated to occur in the near term.

Following completion of the site acquisition, Yandex intends to develop its headquarters design proposal for the site. Yandex will provide updates on the anticipated timing and expenses, related to the project development after the required approvals for the finalized project are obtained. The site acquisition will be incremental to the group’s capital expenditure plans. The one-off impact will be immediately recorded in the group’s financials at the closing of the deal.

As of December 18, 2018, Yandex’s principal Russian operating subsidiary currently has lease agreements for approximately 88,000 square meters in two office centers in Moscow. This includes approximately 61,000 square meters in the Krasnaya Roza office complex, which serves as the group headquarters, under a lease denominated in U.S. dollars and an additional 27,000 square meters in the Aurora business park, under a lease denominated in rubles. Both lease agreements expire on December 31, 2021. Currently, approximately 6,500 employees work in the group’s offices in Moscow. For the first nine months of 2018, the group’s aggregate lease expenses in Moscow represented 340 basis points of the group’s adjusted EBITDA margin.

Yandex is being advised by White & Case, acting as legal advisor, and the investment banking division of VTB Capital, acting as financial advisor in connection with the deal. Cushman & Wakefield was acting as real estate advisor to the group in connection with reviewing strategic real-estate alternatives.

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 30 offices worldwide, has been listed on the NASDAQ since 2011.

Contacts:

Media Relations

Ilya Grabovsky

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.com

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru